July 12, 2017

VIA EDGAR/CORRESPONDENCE

Ms. Lyn Shenk

Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thomson Reuters Corporation Form 40-F for Fiscal Year Ended December 31, 2016 Filed March 9, 2017 File No. 001-31349

Dear Ms. Shenk:

We have received your letter dated June 27, 2017 related to the above-mentioned filing of Thomson Reuters Corporation (referred to as the “Company” or “we” in this response). With respect to the two items in that letter, we are providing the following responses. To assist your review, we have included the text of the Staff’s comments below in italics.

Form 40-F for Fiscal Year Ended December 31, 2016

Exhibit 99.1

Notes to Consolidated Financial Statements

Note 22: Deferred Tax, page 133

1.	You disclose you did not recognize deferred tax assets of $1,804 million related to $6,471 million of tax losses carried forward. We note this represents essentially all of the total tax losses carried forward at December 31, 2016 of $6,516 million. Of the total amount of tax losses for which no deferred tax assets are recognized, you disclose that $4,884 million is attributed to other jurisdictions, the majority of which may be carried forward indefinitely. Please explain to us the basis for your belief it is not probable that tax losses carried forward will be utilized.

Company response:

As noted by the Staff, the Company did not recognize deferred tax assets related to $6,471 million of tax losses carried forward as of December 31, 2016.

•	Of this amount, $1,607 million related to Canadian tax losses, which are driven by interest expense that far exceeds the profit generated by our Canadian operations. As such, our Canadian entities do not have a history or forecasts of taxable profit that would enable utilization of the losses.

•	The remaining amount, which originated in jurisdictions outside of Canada, predominantly related to impairments of investments in various subsidiaries for statutory accounting and tax purposes, most of which may be carried forward indefinitely. These companies generate minimal or no income except for dividends from other Thomson Reuters subsidiaries. Such income is not taxable and therefore does not provide a source of income to enable utilization of the tax losses.

In reaching our determination that it is probable that the tax losses carried forward described above would not be utilized, the Company applied IAS 12, paragraphs 34-36, in support of our accounting conclusions. Specifically, the entities in question do not have sufficient taxable temporary differences nor convincing evidence of future taxable profitability to support the future utilization of tax losses. Additionally, the Company did not identify opportunities (as such term is referenced in paragraph 36(d) of IAS 12) to utilize the tax losses. As a result, the Company did not recognize deferred tax assets for these unused tax losses.

2.	The document titled “Thomson Reuters Economic Data” available on your website identifies the Bank of Sudan, the Central Bank of Syria and the Central Bureau of Statistics, Sudan, as among many Thomson Reuters Economic Data Sources. Please clarify for us whether you source economic data directly from the Sudanese and Syrian entities you identify, or indirectly. If you source the data indirectly, please tell us whether you source the data through third-party sources not located in or affiliated with Sudan or Syria. We may have further comment.

Company response:

The economic data in our products that was derived from the Bank of Sudan, the Central Bank of Syria and the Central Bureau of Statistics, Sudan, was sourced directly by our company from each organization’s publicly available websites. We did not (directly or indirectly) enter into content license agreements, other commercial arrangements or business transactions with these organizations for this economic data. No fees or other items of value were paid (directly or indirectly) by our company for the economic data from these sources.

We provide a broad and robust range of offerings to financial markets professionals and many of our customers turn to us for global and country-specific data. As part of the informational offerings of our business, we included economic data in our products from the above-named sources. This data represents an immaterial portion of the information that we make available to our customers, on both a quantitative and qualitative basis.

As a global organization that operates around the world, we seek to comply with applicable laws, rules and regulations related to trade embargoes, sanctions and export regulations. Our Code of Business Conduct and Ethics (which applies to all Thomson Reuters employees, directors and officers) specifically addresses the importance of compliance in this area. Our compliance program includes dedicated resources in our Legal Department, various policies and information that are made available to Thomson Reuters staff on our intranet, screening and training.

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Please feel free to contact me at (203) 539-8448 or linda.walker@tr.com if you have any questions or require any additional information with respect to the foregoing.

Sincerely,

/s/ Linda J. Walker

Linda J. Walker

Senior Vice President, Controller & Chief Accounting Officer

cc:	Jim Smith, President & Chief Executive Officer
Stephane Bello, Executive Vice President & Chief Financial Officer
Deirdre Stanley, Executive Vice President, General Counsel & Secretary
Marc Gold, Senior Vice President & Associate General Counsel, Corporate & Securities
Thomson Reuters Audit Committee
Joseph Tort, PricewaterhouseCoopers LLP
Cornell Wright, Torys LLP

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